UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.6)*


                            Niagara Corporation
               --------------------------------------------

                              (Name of Issuer)

                  Common Stock, par value $.001 per share
               --------------------------------------------

                       (Title of Class of Securities)

                                 653349100
                               (CUSIP Number)

                             Michael J. Scharf
                          c/o Niagara Corporation
                             667 Madison Avenue
                          New York, New York 10021
                               (212) 317-1000
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               April 18, 1997

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D
CUSIP No.  653349100

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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael J. Scharf

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
            PF
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

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       NUMBER OF        7      SOLE VOTING POWER
        SHARES                   1,209,200 (including shares
     BENEFICIALLY                issuable upon the exercise of Warrants)
       OWNED BY
         EACH           ----------------------------------------------------
       REPORTING        8      SHARED VOTING POWER
        PERSON                   0
         WITH
                        ----------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                                 1,209,200 (including shares
                                 issuable upon the exercise of
                                 Warrants)

                        ----------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                  0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,209,200 (including shares issuable upon the exercise of Warrants)

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    12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* |X| (excludes 300,000 shares underlying Options which are not exercisable**)

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.1%

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    14      TYPE OF REPORTING PERSON*
            IN
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The Options will become exercisable with respect to (i) 40,000 of the underlying Shares on each of the next five anniversaries of September 13, 1996 and (ii) 20,000 of the underlying Shares on each of the next five anniversaries of April 27, 1997 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date) except in the event of a Change in Control of the Issuer.



        Michael J. Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, October 29, 1993, February 4, 1994, June 7, 1995 and October 10, 1996 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.


Item 2.  Identity and Background.

        Item 2(c) of the Schedule 13D is hereby amended to read in its entirety as follows:

        (c) Mr. Scharf is Chairman of the Board, President and Chief Executive Officer of the Issuer and is Chairman of the Board and holds various other positions with the Issuer's subsidiaries. Mr. Scharf is also Vice President, Secretary, Treasurer and a director of Financial Services Acquisition Corporation ("FSAC"), and a director of Euro Brokers Investment Corporation ("Euro Brokers"), a wholly owned subsidiary of FSAC. FSAC and Euro Brokers are each located at Two World Trade Center, 48th Floor, New York, New York 10048.

Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended by adding the following after the sixth paragraph thereof:

        On May 12, 1997, Mr. Scharf purchased, through open market purchases, an additional 4,600 Shares at $5.655 per Share and an additional 5,850 Shares at approximately $5.627 per Share, for an aggregate consideration of $58,928.85.

        The last paragraph of Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

        As described in Item 5(a) hereof, in connection with his serving as President and Chief Executive Officer of the Issuer, Mr. Scharf was granted options to purchase an aggregate of 300,000 Shares at $5.50 per Share.

Item 5.  Interest in Securities of the Issuer.

        Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

        (a) As described in Item 3 hereof, Mr. Scharf directly owns (including through IRA accounts) (i) 496,700 Shares and (ii) 437,500 Warrants (representing the right to receive, upon exercise thereof at $5.50 per Warrant, an aggregate of 437,500 Shares). Pursuant to Rule 13d-3 under the Exchange Act, Mr. Scharf may be deemed to be the beneficial owner of an additional 200,000 Shares and 75,000 Warrants owned in the aggregate by the Scharf Trusts for which Mr. Scharf is the trustee. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 1,209,200 Shares, representing approximately 27.1% of the sum of (i) 3,954,465 outstanding Shares (based upon information contained in the Issuer's Proxy Statement, dated May 5, 1997, filed by the Issuer with the Securities and Exchange Commission) and (ii) 512,500 Shares underlying the 512,500 Warrants owned by Mr. Scharf and the Scharf Trusts.

        In connection with his serving as President and Chief Executive Officer of the Issuer, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf (i) on September 13, 1996, an incentive stock option to purchase an aggregate of 100,000 Shares and a non-qualified stock option to purchase an aggregate of 100,000 Shares and (ii) on April 27, 1997, a non-qualified stock option to purchase an aggregate of 100,000 Shares. The exercise price of each of the foregoing options ("Options") is $5.50 per Share. As described in Item 6 hereof, no portion of the Options will become exercisable until September 13, 1997 except in the event of a "Change in Control" of the Issuer (as defined in the Issuer's 1995 Stock Option Plan). Accordingly, the Shares underlying the Options have not been included for purposes of this Statement in calculating the number of Shares beneficially owned by Mr. Scharf.

        Other than as described in this Amendment, no other transactions in securities of the Issuer were effected during the past 60 days by Mr. Scharf.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        The first sentence of the sixth paragraph of Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

        As described in Item 5(a) above, the Compensation Committee granted Options to Mr. Scharf on September 13, 1996 and April 27, 1997.

        The seventh paragraph of Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

        The foregoing is merely a summary of certain provisions of the Option Agreements, and is qualified in its entirety by reference to the full text thereof, copies of which are attached hereto as Exhibits 6, 7 and 8, respectively, and incorporated herein by reference.

        Item 6 of the Schedule 13D is hereby amended by adding thereto, before the last paragraph thereof, the following:

        On April 18, 1997, in connection with the financing of the acquisition of LaSalle Steel Company by Niagara Cold Drawn Corp., a Delaware Corporation and wholly owned subsidiary of the Issuer ("Niagara"), Mr. Scharf entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer, Niagara, The Prudential Insurance Company of America, the Equitable Life Assurance Society of the United States and the United States Fidelity and Guaranty Company. The Stockholders Agreement provides, among other things, for drag-along rights in connection with certain transactions effected by Mr. Scharf, and tag-along rights in connection with certain transactions effected by Mr. Scharf or the Scharf Trusts. The Stockholders Agreement also carries restrictions on certain changes in the capital structure of the Issuer.

        The foregoing is merely a summary of certain provisions of the Stockholders Agreement and is qualified in its entirety by the full text thereof, a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference. A copy of the Stockholders Agreement was also filed as
Exhibit 4.3 to the Issuer's Report on Form 8-K, dated May 2, 1997.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -    Stock Escrow Agreement, dated August 13, 1993, by and
               among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 2 -    Letter Agreement, dated May 26, 1993, by and between
               Michael J. Scharf and GKN Securities Corp (incorporated by reference to Exhibit 2 to the Statement on Schedule
               13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 3 -    Letter Agreement, dated May 26, 1993, by and between
               the Michael J. Scharf 1987 Guarantor Income Trust and
               GKN Securities Corp (incorporated by reference to
               Exhibit 3 to the Statement on Schedule 13D of Michael
               J. Scharf, dated August 30, 1993).

Exhibit 4 -    Letter Agreement, dated May 26, 1993, by and between
               the Scharf Family 1989 Trust and GKN Securities Corp
               (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated
               August 30, 1993).

Exhibit 5 -    Letter, dated June 1, 1995, from Michael Scharf to all
               of the stockholders of Niagara Cold Drawn Corp.
               (incorporated by reference to Exhibit 5 to Amendment
               No. 4 to the Statement on Schedule 13D of Michael J.
               Scharf, dated June 7, 1995).

Exhibit 6 -    Stock Option Agreement, dated as of September 13, 1996,
               by and between the Issuer and Michael Scharf
               (incorporated by reference to Exhibit 6 to Amendment
               No. 5 to the Statement on Schedule 13D of Michael J.
               Scharf, dated October 10, 1996).

Exhibit 7 -    Stock Option Agreement, dated as of September 13, 1996,
               by and between the Issuer and Michael Scharf
               (incorporated by reference to Exhibit 7 to Amendment
               No. 5 to the Statement on Schedule 13D of Michael J.
               Scharf, dated October 10, 1996).

Exhibit 8 -    Stock Option Agreement, dated as of April 27, 1997, by
               and between the Issuer and Michael Scharf.

Exhibit 9 -    Stockholders Agreement, dated as of April 18, 1997,
               among the Issuer, Niagara Cold Drawn Corp., Michael J.
               Scharf, The Prudential Insurance Company of America, the Equitable Life Assurance Society of the United
               States and the United States Fidelity and Guaranty
               Company.


                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 4, 1997

                                               /s/ Michael J. Scharf
                                                   Michael J. Scharf



                                         Exhibit Index

Exhibit 1 -    Stock Escrow Agreement, dated August 13, 1993, by and
               among the Issuer, the Initial Stockholders and the Escrow Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 2 -    Letter Agreement, dated May 26, 1993, by and between
               Michael J. Scharf and GKN Securities Corp (incorporated by reference to Exhibit 2 to the Statement on Schedule
               13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 3 -    Letter Agreement, dated May 26, 1993, by and between
               the Michael J. Scharf 1987 Guarantor Income Trust and
               GKN Securities Corp (incorporated by reference to
               Exhibit 3 to the Statement on Schedule 13D of Michael
               J. Scharf, dated August 30, 1993).

Exhibit 4 -    Letter Agreement, dated May 26, 1993, by and between
               the Scharf Family 1989 Trust and GKN Securities Corp
               (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated
               August 30, 1993).

Exhibit 5 -    Letter, dated June 1, 1995, from Michael Scharf to all
               of the stockholders of Niagara Cold Drawn Corp.
               (incorporated by reference to Exhibit 5 to Amendment
               No. 4 to the Statement on Schedule 13D of Michael J.
               Scharf, dated June 7, 1995).

Exhibit 6 -    Stock Option Agreement, dated as of September 13, 1996,
               by and between the Issuer and Michael Scharf
               (incorporated by reference to Exhibit 6 to Amendment
               No. 5 to the Statement on Schedule 13D of Michael J.
               Scharf, dated October 10, 1996).

Exhibit 7 -    Stock Option Agreement, dated as of September 13, 1996,
               by and between the Issuer and Michael Scharf
               (incorporated by reference to Exhibit 7 to Amendment
               No. 5 to the Statement on Schedule 13D of Michael J.
               Scharf, dated October 10, 1996).

Exhibit 8 -    Stock Option Agreement, dated as of April 27, 1997, by
               and between the Issuer and Michael Scharf.

Exhibit 9 -    Stockholders Agreement, dated as of April 18, 1997,
               among the Issuer, Niagara Cold Drawn Corp., Michael J.
               Scharf, The Prudential Insurance Company of America, the Equitable Life Assurance Society of the United
               States and the United States Fidelity and Guaranty
               Company.